UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2004

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: June 2, 2004	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE

Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Toll-Free: 1-800-661-8851 http://www.methanex.com

For immediate release

METHANEX SECURES ADDITIONAL ACCESS TO MAUI GAS RESERVES

June 1, 2004

Methanex has reached agreement with all of the parties to the Maui gas contracts which provides the Company rights for up to 40 petajoules of natural gas from the Maui field offshore New Zealand. This gas, together with entitlements from other fields, will allow Methanex to produce approximately one million tonnes of methanol at its New Zealand facilities in 2004. In addition, the Company now has the flexibility to produce up to 500,000 tonnes of methanol in 2005 if economic conditions warrant.

Bruce Aitken, President and CEO of Methanex commented, “We are delighted to be able to maintain a level of production at our New Zealand plants in 2004 that will be very helpful in supplying our customers in the Asia Pacific region and we have gained valuable flexibility to operate our plants in 2005 if the current strong methanol market conditions continue.”

Mr. Aitken added, “We are continuing to pursue opportunities to acquire additional gas to supply our New Zealand facilities on commercially acceptable terms.”

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” Methanex can be visited online at www.methanex.com.

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Inquiries: Chris Cook Director, Investor Relations Phone: (604) 661-2600	Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include the risks attendant with methanol production and marketing, including disruptions in plant operation. Please also refer to page 43 in our 2003 Annual Report for more information on forward-looking statements.